Exhibit 3.2

Amendment to Universal Health Realty Income Trust Bylaws

Effective as of September 6, 2013

Section 1.4 of Article I of the Trust’s bylaws is hereby amended in its entirety to read as follows:

“Section 1.4 Number and Term; Election. The number and terms of the Trustees shall be as provided in Section 2.1 of the Declaration. Trustees shall be elected at Annual Meetings of Shareholders as provided in Section 2.1 and Section 3.9 of the Declaration. In Trustee elections each Trustee is elected by the vote of the majority of the votes cast. A majority of the votes cast means that the number of shares voted “for” a Trustee’s election exceeds the number of shares “withheld” from or voted “against” that Trustee. A nominee currently serving as a Trustee not receiving a majority of the votes cast shall tender his or her resignation, promptly following certification of the shareholder vote, for consideration by the Nominating & Corporate Governance Committee. The Nominating & Corporate Governance Committee shall recommend to the Board of Trustees the action to be taken with respect to the resignation. The Trustee who tenders his or her resignation will not participate in the Board of Trustees’ decision regarding the resignation matter. The Board of Trustees will publicly disclose its decision within 90 days of the certification of the election results. A nominee currently serving as a Trustee not receiving a majority of the votes cast in an uncontested election shall continue to serve until (i) the Trustee’s successor is elected and qualifies, or (ii) the Board of Trustees accepts the Trustee’s resignation.”